Exhibit 99.1

Can-Fite Achieves Key Pivotal Phase 3 Psoriasis Milestone with Completion of Patient Enrolment for the Interim Analysis: Data Expected Q4 2026/Q1 2027

Interim analysis to be conducted under an FDA- and EMA-agreed protocol

Ramat Gan, Israel, July 06, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced completion of enrolment of the first 247 patients in its pivotal Phase 3 study evaluating Piclidenoson for the treatment of moderate-to-severe plaque psoriasis.

The study has now reached the pre-specified interim analysis stage under a protocol agreed with both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). The interim analysis will evaluate efficacy and safety data from the enrolled patients. Results are expected during Q4 2026/Q1 2027.

The study is a randomized, double-blind, placebo-controlled Phase 3 trial aimed at demonstrating clinical safety and efficacy for the treatment of patients with moderate to severe plaque psoriasis. Patients are treated with 3 mg Piclidenoson tablets or placebo administered orally twice daily. The co-primary efficacy objectives of this study are the proportion of subjects who achieve a Psoriasis Area and Severity Index (PASI) score response of ≥75% (PASI 75) and the proportion of subjects who achieve a Static Physician’s Global Assessment (sPGA) at of 0 or 1 at Week 16.

Piclidenoson is a first-in-class oral A3 adenosine receptor (A3AR) agonist with a differentiated mechanism of action targeting key inflammatory pathways implicated in psoriasis. Unlike injectable biologic therapies, Piclidenoson is administered orally as a tablet and has demonstrated a favourable safety profile in more than 1,500 subjects treated across clinical studies, supporting its potential use as a chronic long-term treatment.

“We are pleased to achieve this important enrolment milestone in our pivotal Phase 3 psoriasis study,” said Motti Farbstein, Chief Executive Officer of Can-Fite. “This study is being conducted under a protocol agreed with both the FDA and EMA, providing a clear regulatory pathway for Piclidenoson. We believe Piclidenoson’s unique combination of oral administration, favourable safety profile, and potential suitability for chronic treatment differentiates it from existing therapies and may offer a valuable new option for patients living with psoriasis.”

The global psoriasis therapeutics market continues to expand, driven by increasing disease prevalence and demand for safe, effective, and convenient long-term treatment options. Can-Fite believes Piclidenoson’s differentiated profile as an oral small-molecule therapy positions it to address important unmet needs within this large and growing market.

About Piclidenoson

Piclidenoson is an orally bioavailable, highly selective A3 adenosine receptor agonist with anti-inflammatory activity demonstrated in both preclinical and clinical studies. The drug has accumulated an extensive clinical safety database involving more than 1,500 subjects and is being developed as a potential chronic therapy for psoriasis and other inflammatory diseases. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson previously reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, the potential of Piclidenoson and the potential timing of interim analysis data. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact:

Motti Farbstein

info@canfite.com

+972-3-9241114